Exhibit 99.3

KAMADA LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

TABLE OF CONTENTS

Page

Condensed Consolidated interim Statements of Financial Position	F-2

Condensed Consolidated interim Statements of Profit or Loss and Other Comprehensive Income	F-3

Condensed Consolidated interim Statements of Changes in Equity	F-4 - F-5

Condensed Consolidated interim Statements of Cash Flows	F-6 - F-7

Notes to the Interim Consolidated Financial Statements	F-8 - F-13

- - - - - - - - - - -

KAMADA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

	As of		As of
	March 31,		December 31,
	2025	2024	2024
	Unaudited
	U.S. Dollars in Thousands
Assets
Current Assets
Cash and cash equivalents	$76,250	$48,194	$78,435
Trade receivables, net	27,876	18,855	21,547
Other accounts receivables	6,016	6,411	5,546
Inventories	78,358	84,348	78,819
Total Current Assets	188,500	157,808	184,347

Non-Current Assets
Property, plant and equipment, net	37,406	30,727	36,245
Right-of-use assets	9,539	7,632	9,617
Intangible assets and other long-term assets	101,422	108,310	103,226
Goodwill	30,313	30,313	30,313
Contract assets	7,925	8,384	8,019
Deferred taxes	-	-	488
Total Non-Current Assets	186,605	185,366	187,908
Total Assets	$375,105	$343,174	$372,255
Liabilities
Current Liabilities
Current maturities of lease liabilities	$1,780	$1,467	$1,631
Current maturities of other long term liabilities	10,889	12,980	10,181
Trade payables	24,854	16,492	27,735
Other accounts payables	19,319	6,210	9,671
Deferred revenues	205	26	171
Total Current Liabilities	57,047	37,175	49,389

Non-Current Liabilities
Lease liabilities	9,318	7,278	9,431
Contingent consideration	21,216	16,760	20,646
Other long-term liabilities	32,990	34,842	32,816
Deferred taxes	2,061	-	-
Employee benefit liabilities, net	516	609	509
Total Non-Current Liabilities	66,101	59,489	63,402

Shareholder’s Equity
Ordinary shares	15,074	15,022	15,028
Additional paid in capital net	268,160	266,183	266,933
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	(117)	12	51
Capital reserve from share-based payments	5,266	6,336	6,316
Capital reserve from employee benefits	372	282	364
Accumulated deficit	(33,308)	(37,835)	(25,738)
Total Shareholder’s Equity	251,957	246,510	259,464
Total Liabilities and Shareholder’s Equity	$375,105	$343,174	$372,255

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Three months period ended		Year ended
	March 31,		December 31,
	2025	2024	2024
	Unaudited
	U.S. Dollars in Thousands
Revenues from proprietary products	$40,017	$33,758	$141,447
Revenues from distribution	4,001	3,978	19,506

Total revenues	44,018	37,736	160,953

Cost of revenues from proprietary products	19,738	17,620	73,708
Cost of revenues from distribution	3,531	3,365	17,278

Total cost of revenues	23,269	20,985	90,986

Gross profit	20,749	16,751	69,967

Research and development expenses	4,246	4,295	15,185
Selling and marketing expenses	4,510	4,631	18,428
General and administrative expenses	4,198	3,786	15,702
Other expenses	-	-	601
Operating income (loss)	7,795	4,039	20,051

Financial income	534	280	2,118
Income (expenses) in respect of currency exchange differences and derivatives instruments, net	251	124	(94)
Financial Income (expense) in respect of contingent consideration and other long- term liabilities.	(1,775)	(1,845)	(8,081)
Financial expenses	(192)	(159)	(660)
Income before tax on income	6,613	2,439	13,334
Taxes on income	(2,649)	(74)	1,128

Net Income (loss)	$3,964	$2,365	$14,462

Other Comprehensive Income (loss):
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met
Gain (loss) on cash flow hedges	(114)	(71)	(30)
Net amounts transferred to the statement of profit or loss for cash flow hedges	(54)	(57)	(59)
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) from defined benefit plan	8	7	89
Total comprehensive income (loss)	$3,804	$2,244	$14,462

Earnings per share attributable to equity holders of the Company:
Basic net earnings per share	$0.07	$0.04	$0.25
Diluted net earnings per share	$0.07	$0.04	$0.25

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

		Additional	Capital reserve due to translation to	Capital reserve	Capital reserve from	Capital reserve from
	Share	paid in	presentation	from	sharebased	employee	Accumulated	Total
	capital	capital	currency	hedges	payments	benefits	deficit	equity
	Unaudited
	U.S. Dollars in Thousands
Balance as of January 1, 2025 (audited)	$15,028	$266,933	$(3,490)	$51	$6,316	$364	$(25,738)	$259,464
Net income	-	-	-	-	-	-	3,964	3,964
Other comprehensive income (loss), net of tax	-	-	-	(168)	-	8	-	(160)
Total comprehensive income (loss)	-	-	-	(168)	-	8	3,964	3,804
Exercise and forfeiture of share-based payment into shares	46	1,227	-	-	(1,227)	-	-	46
Cost of share-based payment	-	-	-	-	177	-	-	177
Dividend	-	-	-	-	-	-	(11,534)	(11,534)
Balance as of March 31, 2025	$15,074	$268,160	$(3,490)	$(117)	$5,266	$372	$(33,308)	$251,957

		Additional	Capital reserve due to translation to	Capital reserve	Capital reserve from share	Capital reserve from
	Share	paid in	presentation	from	based	employee	Accumulated	Total
	capital	capital	currency	hedges	payments	benefits	deficit	equity
	Unaudited
	U.S. Dollars in Thousands
Balance as of January 1, 2024 (audited)	$15,021	$265,848	$(3,490)	$140	$6,427	$275	$(40,200)	$244,021
Net income	-	-	-	-	-	-	2,365	2,365
Other comprehensive income (loss)	-	-	-	(128)	-	7	-	(121)
Total comprehensive income (loss)	-	-	-	(128)	-	7	2,365	2,244
Exercise and forfeiture of share-based payment into shares	1	335	-	-	(335)	-	-	1
Cost of share-based payment					244			244
Balance as of March 31, 2024	$15,022	$266,183	$(3,490)	$12	$6,336	$282	$(37,835)	$246,510

KAMADA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

	Share	Additional paid in	Capital reserve due to translation to presentation	Capital reserve from	Capital reserve from share based	Capital reserve from employee	Accumulated	Total
	capital	capital	currency	hedges	payments	benefits	deficit	equity
	U.S. Dollars in Thousands
Balance as of January 1, 2024 (audited)	$15,021	$265,848	$(3,490)	$140	$6,427	$275	$(40,200)	$244,021
Net income	-	-	-	-	-	-	14,462	14,462
Other comprehensive income (loss), net of tax)	-	-	-	(89)	-	89	-	-
Total comprehensive income (loss)	-	-	-	(89)	-	89	14,462	14,462
Exercise and forfeiture of share-based payment into shares	7	985	-	-	(985)	-	-	7
Cost of share-based payment	-	-	-	-	874	-	-	874
Income tax impact associated with issuance of shares	-	100	-	-			-	100
Balance as of December 31, 2024	$15,028	$266,933	$(3,490)	$51	$6,316	$364	$(25,738)	$259,464

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

	Three months period Ended		Year Ended
	March 31,		December 31,
	2025	2024	2024
	Unaudited	Unaudited
	U.S. Dollars in Thousands
Cash Flows from Operating Activities
Net income (loss)	$3,964	$2,365	$14,462

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	3,611	3,237	13,808
Financial expenses, net	1,182	1,600	6,717
Cost of share-based payment	175	241	874
Taxes on income	2,649	74	(1,128)
Loss (gain) from sale of property and equipment	(8)	-	11
Change in employee benefit liabilities, net	16	(4)	52
	7,625	5,148	20,334
Changes in asset and liability items:

Decrease (increase) in trade receivables, net	(6,557)	610	(1,977)
Decrease (increase) in other accounts receivables	(671)	(516)	593
Decrease in inventories	461	4,131	9,659
Decrease in deferred expenses	94	112	476
Increase (decrease) in trade payables	(3,748)	(8,785)	1,226
Increase (decrease) in other accounts payables	(2,044)	(2,051)	1,413
Increase (decrease) in deferred revenues	34	(122)	23
	(12,431)	(6,621)	11,413
Cash received (paid) during the period for:

Interest paid	(176)	(129)	(594)
Interest received	534	280	2,118
Taxes paid	(29)	(23)	(139)
	329	128	1,385

Net cash provided by (used in) operating activities	$(513)	$1,020	$47,594

KAMADA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

	Three months period Ended		Year Ended
	March, 31		December 31,
	2025	2024	2024
	Unaudited	Unaudited
	U.S. Dollars in Thousands
Cash Flows from Investing Activities
Purchase of property and equipment and intangible assets	$(1,468)	$(2,682)	$(10,740)
Proceeds from sale of property and equipment	8	-	1
Net cash used in investing activities	(1,460)	(2,682)	(10,739)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments	46	1	7
Proceeds from issuance of ordinary shares, net	-	-	-
Repayment of lease liabilities	(14)	(244)	(1,251)
Repayment of long-term loans	-	-	-
Repayment of other long-term liabilities	(325)	(5,496)	(12,667)
Net cash used in financing activities	(293)	(5,739)	(13,911)

Exchange differences on balances of cash and cash equivalent	81	(46)	(150)

Increase (decrease) in cash and cash equivalents	(2,185)	(7,447)	22,794

Cash and cash equivalents at the beginning of the period	78,435	55,641	55,641

Cash and cash equivalents at the end of the period	$76,250	$48,194	$78,435

Significant non-cash transactions
Right-of-use asset recognized with corresponding lease liability	$352	$306	$3,304
Purchase of property and equipment and Intangible assets	$1,103	$905	$1,955

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Note 1:- General

General description of the Company and its activity

Kamada Ltd (the “Company”) is a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived therapies field. The Company’s strategy is focused on driving profitable growth through four primary growth pillars: First, organic growth from its commercial activities, including continued investment in the commercialization and life cycle management of its proprietary products, which include six FDA-approved specialty plasma-derived products: KEDRAB®, CYTOGAM®, GLASSIA®, WINRHO SDF®, VARIZIG® and HEPAGAM B® , as well as KAMRAB®, KAMRHO (D)® and two types of equine-based anti-snake venom products, and the products in the Distribution segment portfolio, mainly through the launch of several biosimilar products in Israel. Second, the Company aims to secure significant new business development, in-licensing, collaboration and/or merger and acquisition opportunities, which are anticipated to enhance the Company’s marketed products portfolio and leverage its financial strength and existing commercial infrastructure to drive long-term growth. Third, the Company is expanding its plasma collection operations to support revenue growth through the sale of normal source plasma to other plasma-derived manufacturers, and to support its increasing demand for hyper-immune plasma. The Company currently owns three operating plasma collection centers in the United States, in Beaumont Texas, Houston Texas, and San Antonio, Texas. Lastly, the Company is leveraging its manufacturing, research and development expertise to advance the development and commercialization of additional product candidates, targeting areas of significant unmet medical need, with its lead product candidate Inhaled AAT, for which the Company is continuing to progress the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial.

In November 2021, the Company acquired, pursuant to an Asset Purchase Agreement, CYTOGAM, WINRHO SDF, VARIZIG and HEPGAM B from Saol Therapeutics Ltd.. The acquisition of this portfolio furthered the Company’s core objective to become a fully integrated specialty plasma company with strong commercial capabilities in the U.S. market, as well as to expand to new markets, mainly in the Middle East/North Africa region, and to broaden the Company’s portfolio offering in existing markets. The Company’s wholly owned U.S. subsidiary, Kamada Inc., is responsible for the commercialization of the four products in the U.S. market, including direct sales to wholesalers and local distributers.

In accordance with an agreement with Takeda Pharmaceuticals Company Limited (“Takeda”), starting from the first quarter of 2022, Takeda pays the Company royalties on sales of GLASSIA manufactured by Takeda in the United States and, commencing in 2024, in Canada, at a rate of 12% on net sales through August 2025 and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually for each year from 2022 to 2040. The Company will also be entitled to royalty income on sales of GLASSIA by Takeda in Australia and New Zealand, to the extent that GLASSIA will be approved, and sales will be generated in these markets by Takeda in the future.

The Company’s ordinary shares are listed for trading on the Tel Aviv Stock Exchange and the NASDAQ Global Select Market.

FIMI Opportunity Funds (“FIMI”), the leading private equity firm in Israel beneficially owns approximately 38% of the Company’s outstanding ordinary shares and is a controlling shareholder of the Company; within the meaning of the Israeli Companies Law, 1999.

The Company’s activity is divided into two operating segments:

Proprietary Products	Manufacturing, sales and distribution of plasma-derived protein therapeutics.
Distribution	Distribute imported drug products in Israel, which are manufactured by third parties.

The Company has four wholly-owned subsidiaries – Kamada Inc., Kamada Plasma LLC (wholly owned by Kamada Inc.), KI Biopharma LLC and Kamada Ireland Limited. In addition, the Company owns 74% of Kamada Assets Ltd. (“Kamada Assets”).

KAMADA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Note 2:- Material Accounting Policies

a.	Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, “Interim Financial Reporting”.

b.	Forthcoming requirements

Presentation and Disclosure in Financial Statements – IFRS 18

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”) which replaces IAS 1 Presentation of Financial Statements. IFRS 18 requires an entity to classify all income and expenses within its statement of profit and loss into one of five categories: operating; investing; financing; income taxes; and discontinued operations. The first three categories are new. These categories are complemented by the requirement to present subtotals for “operating profit or loss,” profit or loss before financing income and taxes” and “profit or loss” IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted.

The Company is currently assessing the impact of the Standard on its financial statements. As of March 31, 2025, the Company does not have impact on its financial statement.

Note 3:- Significant events in the reporting period

On March 5, 2025, the company announced that its Board of Directors has declared a special cash dividend of 0.20$ (NIS 0.73) per share on the Company’s common stock (totaling $11,534 thousands). The special cash dividend was paid on April 7, 2025, to shareholders of record at the close of business on March 17, 2025.

KAMADA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Note 4:- Operating Segments

a.	General:

The company has two operating segments, as follows:

Proprietary Products	Manufacturing, sales and distribution of plasma-derived protein therapeutics.

Distribution	Distribute imported drug products in Israel, which are manufactured by third parties.

b.	Reporting on operating segments:

	Three months period ended March 31, 2025
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited

Revenues	$40,017	$4,001	$44,018
Gross profit	$20,279	$470	$20,749
Unallocated corporate expenses			(12,954)
Finance expenses, net			(1,182)
Income before taxes on income			$6,613

	Three months period ended March 31, 2024
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Revenues	$33,758	$3,978	$37,736
Gross profit	$16,138	$613	$16,751
Unallocated corporate expenses			(12,712)
Finance expenses, net			(1,600)
Income before taxes on income			$2,439

KAMADA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Note 4:- Operating Segments (cont.)

b.	Reporting on operating segments (cont.):

	Year Ended December 31, 2024
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Audited
Revenues	$141,447	$19,506	$160,953
Gross profit	$67,739	$2,228	$69,967
Unallocated corporate expenses			(49,916)
Finance expenses, net			(6,717)
Income before taxes on income			$13,334

c.	Reporting on operating segments by geographic region:

	Three months period ended March 31, 2025
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A	$30,157	$-	$30,157
Israel	1,353	4,001	5,354
Latin America	4,611	-	4,611
Canada	3,036	-	3,036
Asia	790	-	790
Europe	70	-	70
	$40,017	$4,001	$44,018

KAMADA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Note 4:- Operating Segments (cont.)

c.	Reporting on operating segments by geographic region: (cont.)

	Three months period ended March 31, 2024
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A	$25,849	$-	$$25,849
Israel	1,832	3,978	5,810
Canada	3,281	-	3,281
Asia	1,434	-	1,434
Latin America	1,116	-	1,116
Europe	246	-	246
	$33,758	$3,978	$37,736

	Year ended December 31, 2024
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Audited
Geographical markets
U.S.A	$100,504	$-	$100,504
Israel	5,506	19,506	25,012
Latin America	18,606	-	18,606
Canada	9,457	-	9,457
Europe	4,936	-	4,936
Asia	2,376	-	2,376
Others	62	-	62
	$141,447	$19,506	$160,953

KAMADA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Note 5:- Financial Instruments

Classification of financial instruments by fair value hierarchy

Financial assets (liabilities) measured at fair value

	Level 1	Level 2	Level 3
	U.S Dollars in thousands
March 31, 2025
Derivatives instruments	$-	$(154)	$-
Contingent consideration	$-	$-	$(24,216)

March 31, 2024
Derivatives instruments	-	$(91)	$-
Contingent consideration	$-	$-	$(24,115)

December 31, 2024
Derivatives instruments	$-	$49	$-
Contingent consideration	$-	$-	$(23,566)

During the three months ended on March 31, 2025, there were no transfers due to the fair value measurement of any financial instrument from Level 1 to Level 2, and furthermore, there were no transfers to or from Level 3 due to the fair value measurement of any financial instrument.

Note 6:- Subsequent events

a.	With respect to a special dividend payment made on April 7, 2025 please refer to note 3 above.

b.	In connection with a Statement of Claim filed on June 13, 2023 against the Company by a third-party previously engaged to distribute the Company’s propriety products in Russia and Ukraine (the “Distributor”), with the tribunal of first instance in Geneva, on April 22, 2025, the tribunal dismissed the Distributer 's action and declared it inadmissible due to a lack of jurisdiction in Switzerland. The Distributer has the right to appeal such decision by May 27, 2025. For more information about this claim please refer to note 17h to the Company’s 2024 annual financial statements included in the 2024 form 20F filed with the Securities and Exchanger Commission on March 5, 2025.